UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unless we otherwise specify, when used in this Form 6-K the terms “we” and the “Company” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

On January 19, 2015, the Company’s three wholly-owned subsidiaries (collectively, the “Fang Subsidiaries”) entered into a share subscription and asset purchase agreement (the “Share Subscription Agreement”) with Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (stock code: 600847), and Mr. Xicheng Liu, the ultimate controlling shareholder of Wanli, and a profit compensation agreement (the “Compensation Agreement”) with Wanli.

The Company’s audit committee (the “Audit Committee”) unanimously approved and recommended to the Company’s entire board of directors (the “Board”), and the Board unanimously approved, the Subscription Agreement and Compensation Agreement, including the transactions contemplated thereunder. The Audit Committee comprises independent directors disinterested in these transactions. China International Capital Corporation Limited advised the Board, including the Audit Committee, to assist it in the evaluation of these transactions. Wilson Sonsini Goodrich & Rosati advised the Company on compliance with U.S. securities laws in connection with these transactions.

Share Subscription

Under the Share Subscription Agreement, the Company has agreed to subscribe through each of the Fang Subsidiaries for new shares of Wanli (the “Subscription Shares”) at a price of RMB23.87 per share, equal to 90% of the average trading price of Wanli’s shares in the 20 trading days immediately before the public announcement of the resolutions of Wanli’s board of directors approving the transactions contemplated under the Share Subscription Agreement. In exchange of the Subscription Shares, the Company has agreed to transfer through the Fang Subsidiaries to Wanli the entire equity interests in five wholly-owned subsidiaries of the Fang Subsidiaries (collectively, the “Fang Assets”) that operate as the Company’s service platforms for online media business, Internet financial services, and big data business. The Subscription Shares will be calculated based on a final valuation of the Fang Assets by an independent asset appraisal company. The current preliminary valuation of the Fang Assets is RMB 16.18 billion.

The consummation of the transaction contemplated under the Share Subscription Agreement is subject to and conditioned upon the consummation of the transactions contemplated under an asset sale agreement among Wanli, the controlling shareholder of Wanli (the “Asset Sale Buyer”) and Mr. Xicheng Liu dated January 20, 2015, pursuant to which Wanli has agreed to sell all of all of its existing non-cash assets and liabilities to the Asset Sale Buyer and maintain at least RMB0.7 billion cash in Wanli.

Following the consummation of the foregoing transactions, the Fang Subsidiaries will collectively hold approximately 70.01% of the share capital of Wanli, taking into account the Concurrent Share Placement (as defined below). The Company will consolidate Wanli’s operating results as Wanli will become a majority-owned indirect subsidiary of the Company. The Subscription Shares will be subject to a 36-month lock-up.

Profit Compensation

Under the Compensation Agreement, in the event that the consolidated net profits attributable to shareholders (excluding extraordinary items) of the Fang Assets in any of the fiscal years of 2016, 2017 and 2018 (collectively, the “Covered Period”) are less than the profit target for the respective fiscal year of RMB800 million, RMB1,040 million and RMB1,352 million, or there is any impairment loss at the end of the Covered Period, each of the Fang Subsidiaries will be jointly and severally liable to compensate Wanli for the shortfall of the profit target or the impairment loss by transferring such number of the Subscription Shares to Wanli for a nominal price as calculated based on a pre-determined formula, subject to a cap equal to the total number of the Subscription Shares.

Concurrent Share Placement

To support the future business growth following the foregoing transactions, Wanli has concurrently entered into share subscription agreements with certain investors, including reputable institutional investors (collectively, the “Share Placement Investors”), pursuant to which Wanli has agreed to issue to the Share Placement Investors new shares of Wanli at a price of RMB23.87 per share for a total consideration of up to RMB3.16 billion (such transactions, the “Concurrent Share Placement”), which is subject to the final valuation of the Fang Assets. The shares to be issued under the Concurrent Share Placement will also be subject to a 36-month lock-up. The consummation of the Concurrent Share Placement is subject to and conditioned upon the consummation of the transactions contemplated under the Share Subscription Agreement.

The consummation of the foregoing transactions remains subject to the requisite internal approvals of the relevant parties and regulatory clearance, including that by the China Securities Regulatory Commission and other applicable regulatory authorities. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all.

For further details of the foregoing transactions, please refer to public announcements made by Wanli, which are available at www.sse.com.cn, the official website of the Shanghai Stock Exchange.

Summary English translation of the Share Subscription Agreement and the Compensation Agreement, and a press release issued by the Company are included as exhibits to this Form 6-K. The foregoing summary of the Share Subscription Agreement and the Compensation Agreement is qualified in their entirety by reference to the summary translation thereof.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the transactions discussed hereunder, and comments by the management about the benefits of these transactions and about China’s capital markets. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: January 22, 2016

Exhibit Index

Exhibit 99.1—Press Release dated January 20, 2016
Exhibit 99.2—Summary English translation of the Share Subscription Agreement dated January 19, 2016
Exhibit 99.3—Summary English translation of the Compensation Agreement dated January 19, 2016